KG 2/23/04

04015093

PROCESSED MAR 19 2004 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~44594~~ 44574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 NICHOLS ROAD
(No. and Street)

KANSAS CITY (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN M. YE 816-751-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47TH PLACE, SUITE 204 (Address) WESTWOOD, (City) KS (State) 66205 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 17 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN M. YE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY CLUB FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY CLUB FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and supplementary report on the internal control structure bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

COUNTRY CLUB FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants
Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
Country Club Financial Services, Inc.

We have audited the accompanying statements of financial condition of

COUNTRY CLUB FINANCIAL SERVICES, INC.

as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
January 15, 2004

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 287,324	$ 123,045
Commissions Receivable	54,055	49,931
Income Taxes Receivable Currently From Parent	37,250	139,542
Equity Securities - Not Readily Marketable	3,300	3,300
Prepaid Expenses	8,392	21,958
Furniture, Fixtures and Equipment - net	9,158	15,190
TOTAL ASSETS	$ 399,479	$ 352,966
LIABILITIES		
Accounts Payable	$ 74,967	$ 59,358
TOTAL LIABILITIES	74,967	59,358
STOCKHOLDER'S EQUITY		
Paid In Capital		
Common stock, par value $.01, authorized 100,000 shares, 1,000 shares issued and outstanding	100	100
Additional paid in capital	114,900	14,900
Retained earnings	209,512	278,608
TOTAL STOCKHOLDER'S EQUITY	324,512	293,608
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 399,479	$ 352,966

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 952,485	$ 683,284
Service Fees	357,989	253,386
Interest and Dividend Income	1,287	32,843
Other Revenues	7,848	28,162
TOTAL INCOME	1,319,609	997,675
EXPENSES		
Personnel Services	1,020,589	907,641
Professional Fees	28,625	24,964
Dues and Subscriptions	16,223	10,467
Regulatory Fees	52,150	34,273
Pershing Ticket Charges	78,945	77,660
Occupancy and Equipment	13,006	10,154
Depreciation and Amortization	9,877	8,225
Advertising Costs	27,746	13,765
Stationary and Supplies	9,999	10,712
Outside Electronic Data Processing	93,824	95,958
Consulting	-	98,217
Other Operating Expenses	76,921	111,776
TOTAL EXPENSES	1,427,905	1,403,812
OPERATING LOSS	(108,296)	(406,137)
PROVISION FOR INCOME TAX BENEFIT	39,200	150,271
NET LOSS	$ (69,096)	$ (255,866)

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock, par value $.01	Additional Paid-In Capital	Retained Earnings	Totals
Balances at December 31, 2001	$ 100	$ 14,900	$ 534,474	$ 549,474
Net loss for the year ended December 31, 2002	-	-	(255,866)	(255,866)
Balances at December 31, 2002	100	14,900	278,608	293,608
Capital contribution	-	100,000	-	100,000
Net loss for the year ended December 31, 2003	-	-	(69,096)	(69,096)
Balances at December 31, 2003	$ 100	$ 114,900	$ 209,512	$ 324,512

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (69,096)	$ (255,866)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and Amortization	9,877	8,225
Changes in operating assets and liabilities:		
Commissions Receivable	(4,124)	11,233
Income Taxes Receivable	102,292	(84,128)
Prepaid Expenses	13,566	10,471
Accounts Payable	15,609	7,713
Total Adjustments	137,220	(46,486)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	68,124	(302,352)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Furniture, Fixtures and Equipment	(3,845)	(11,363)
NET CASH USED IN INVESTING ACTIVITIES	(3,845)	(11,363)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions	100,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	100,000	-
INCREASE (DECREASE) IN CASH	164,279	(313,715)
CASH, BEGINNING OF YEAR	123,045	436,760
CASH, END OF YEAR	$ 287,324	$ 123,045

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, and annuity products. The Company is a member in good standing of the National Association of Securities Dealers ("NASD") and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. The Company is a wholly owned subsidiary of Country Club Bank NA ("Parent"), with whom it files a consolidated income tax return; the accounts of the Parent are not presented or otherwise included in these financial statements.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenue is recorded on a trade-date basis.

Cash.

Cash consists of demand deposit checking accounts, deposits with clearinghouses, and cash on hand.

Equity Securities - Not Readily Marketable.

Equity securities not readily marketable consist of 300 shares of Nasdaq Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Property and Equipment

The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of property and equipment for purposes of computing depreciation and amortization is 3 to 5 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes.

The provision for income tax benefit includes federal and state benefits receivable. In 2003 and 2002, the Company received refunds totaling $141,492 and $66,941, respectively.

Concentrations of Credit Risk.

From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits. At December 31, 2003, the Company had balances totalling $87,234 in excess of FDIC limits.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

At December 31, 2003 and 2002, furniture, fixtures and equipment consisted of the following:

	2003	2002
Furniture, Fixtures and Equipment	$ 27,043	$ 27,066
Less: Accumulated Depreciation	(17,885)	(11,876)
TOTAL FURNITURE, FIXTURES AND EQUIPMENT - net	$ 9,158	$ 15,190

Depreciation and amortization expense charged to operations was $9,877 and $8,225 in 2003 and 2002, respectively.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Net Capital	$ 240,131	$ 75,243
Aggregate Indebtedness	74,967	59,358
Minimum Net Capital Required	50,000	50,000
Excess Net Capital at 1500%	190,131	25,243
Excess Net Capital at 1000%	232,634	69,307
Net Capital Ratio	0.31 to 1	0.79 to 1

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2003 and 2002, the Company was in compliance with these requirements.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent provides office space and management services as needed at a cost to the Company of $9,625 for 2003 and $9,600 for 2002.

SUPPLEMENTARY INFORMATION

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total Stockholder's Equity	$ 324,512	$ 293,608
Deductions and/or charges:		
A. Non-allowable assets		
Equity securities not readily marketable	3,300	3,300
Commissions and other receivables	7,281	19,002
Income taxes receivable currently from Parent	37,250	139,542
Fixed assets and prepaid items	17,550	37,148
	65,381	198,992
Fidelity Bond Deductible Over $6,000	19,000	19,000
Net Capital Before Haircuts on Securities Positions	240,131	75,616
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Money Market Instruments	-	373
Net Capital	$ 240,131	$ 75,243
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable	$ 74,967	$ 59,358
Total Aggregate Indebtedness	$ 74,967	$ 59,358
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 50,000	$ 50,000
Excess Net Capital at 1500%	$ 190,131	$ 25,243
Excess Net Capital at 1000%	$ 232,634	$ 69,307
Ratio: Aggregate Indebtedness to Net Capital	0.31 to 1	0.79 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003 and 2002)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 240,131	$ 69,307
Net Capital, as computed above	$ 240,131	$ 69,307

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

The company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2003 and 2002.

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

The company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2003 and 2002.

MILLER
HAVILAND
KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc., for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Country Club Financial Services, Inc., that we considered to be relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; some points of which are not applicable to a company which operates on a fully-disclosed basis.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
January 15, 2004